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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.__________)(1)



                              Benjamin Moore & Co.

                                (Name of Issuer)


                     Common Stock, Par Value $10. Per Share
                         (Title of Class of Securities)



--------------------------------------------------------------------------------
                                 (CUSIP Number)




John T. Rafferty, 51 Chestnut Ridge Road, Montvale, NJ  07645 (201) 573-9600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


April 18, 1996 - Appointment as successor trustee and one of three trustees of
    Issuer's ESOP which has been a 5% reporting person on Schedule 13G since
                               December 31, 1990
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 5 Pages

CUSIP No.                        Schedule 13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



       Yvan Dupuy
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [x ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



       No Funds Involved
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

       Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



       Canada
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            4,740
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             484,296
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             4,740
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       484,296

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       489,036

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.4% based on 9,033,585 shares outstanding on December 31, 1996

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 Pages

                                  Schedule 13D


Item 1.  Security and Issuer

         Common Stock, Par Value $10.00 Per Share
         Benjamin Moore & Co.
         51 Chestnut Ridge Road
         Montvale, New Jersey  07645


Item 2.  Identity and Background

         (a)     Yvan Dupuy

         (b)     Benjamin Moore & Co.
                 51 Chestnut Ridge Road
                 Montvale, New Jersey  07645

         (c) President, Director, Benjamin Moore & Co.; Manufacture, sale and distribution of a broad line of coatings (paints, stains and clear finishes) and production finishes coatings.

         (d)     No.

         (e)     No.

         (f)     Canada


Item 3.  Source and Amount of Funds or Other Consideration

         No funds involved. Reporting person is one of three trustees of the Benjamin Moore & Co. Employees' Stock Ownership Plan.


Item 4.  Purpose of Transaction

         (a) through (j)

         None.


Item 5.  Interest in Securities of the Issuer

         (a)     489,036 -- 5.4%.  The 489,036 shares consist of 4,740 shares as to which there is sole voting and dispositive power and 484,296 shares as to which there is shared voting and dispositive power.

                               Page 3 of 5 Pages

                                  Schedule 13D

                 The 484,296 shares are held by the Issuer's Employees' Stock Ownership Plan at December 31, 1996, which shares are voted at the direction of the employee participants, and of which Plan the reporting person is one of three trustees.

                 At December 31, 1996 there were 9,033,585 shares of Common Stock, Par Value $10.00 Per Share, issued and outstanding.

         (b)     sole power to vote or to direct the vote:   4,740

                 shared power to vote or to direct the vote:   484,296

                 sole power to dispose or to direct the disposition
                 of:   4,740

                 shared power to dispose or to direct the disposition
                 of:  484,296

         There are 484,296 allocated and unallocated shares in the Employees' Stock Ownership Plan ("Plan") included in the 489,036 shares mentioned above. The reporting person, Yvan Dupuy, has been a trustee of the Plan since April 18, 1996. The Plan became a reporting person on December 31, 1990 and first filed a Schedule 13G on February 14, 1991. Amendments of Schedule 13G have been filed annually. The proxy statements of Benjamin Moore & Co. for its Annual Meetings of Shareholders in each year from 1983 to and including 1996 have reported the names of the trustees of the Plan, and the number of shares held by the Plan. Each of the Issuer's employees and former employees who is a participant in the Plan is entitled to instruct the trustees of the Plan (currently Benjamin M. Belcher, Jr., Yvan Dupuy and Richard Roob) as to how to vote the shares allocated to the account of such person. Under the Plan the trustees vote securities for which they have not received voting instruction from the participant and securities not allocated to any participant's account in the same manner and proportion as the voting of securities of participants who gave timely voting instructions.

         Also, with respect to these 484,296 shares in the Plan, in the event of a tender offer for shares in the Plan, under the Plan each Plan participant may direct the trustees to tender or not tender the shares credited to such participant's account under the Plan. The trustees are obligated to follow such directions timely received. The trustees shall also tender a fraction of the unallocated shares held by the Plan, with the numerator of the fraction equal to the number of shares allocated to participants' accounts for which the

                                Page 4 of 5 Pages

                                  Schedule 13D



         trustees have received instructions from participants to tender and the denominator of the fraction equal to the total number of shares allocated to participants' accounts. Although the trustees do not normally trade shares, under certain circumstances a participant may give instructions regarding such participant's account which may result in the transfer of shares by the trustees.

         (c)     Not Applicable

         (d)     Not Applicable.

         (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits

         None.



                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997                     /s/ Yvan Dupuy
                                             -----------------------------------
                                             Signature
                                             Yvan Dupuy
                                             Individual


                                Page 5 of 5 Pages